ARP 3/21/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02022086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C. MAR 19 2002

SEC FILE NUMBER
8- 52180

RECEIVED MAR 19 2002 WASH. D.C. 363 SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hancock Securities Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9645 Clayton Rd.
(No. and Street)

Ladue	MO	63124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Cornish (314) 997-3191 ext 317
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl, LLP
(Name — if individual, state last, first, middle name)

705 Olive St.	10th Floor St. Louis	MO	63101-2298
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald R. Hancock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Securities Group, LLC, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BRIAN CORRIGAN
Notary Public - Notary Seal
State of Missouri
St. Louis County
My Commission Expires Jul 12, 2005

Signature

President

Title

Brian Corrigan 2/25/02

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Member
Hancock Securities Group, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Hancock Securities Group, LLC, a wholly-owned subsidiary of Manchester Holdings, LLC, as of December 31, 2001, and the related statements of income and changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hancock Securities Group, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

February 13, 2002

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

FINANCIAL STATEMENTS

Hancock Securities Group, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash and cash equivalents	$ 228,636
Cash and securities segregated under clearing organization regulations (Note A)	82,000
Receivable from clearing organization	120,470
Prepaid expenses and other assets	15,287
Securities owned (Note B):	
Marketable, at market value	177,335
Not readily marketable, at estimated fair value	26,000
Total securities owned	203,335
Property and equipment, net of accumulated depreciation of $15,013	8,411
Total Assets	$ 658,139

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 12,304
Accounts payable and accrued expenses	11,749
Total Liabilities	24,053
Subordinated borrowings (Note C)	250,000
Member's equity	384,086
Total Liabilities and Member's Equity	$ 658,139

Hancock Securities Group, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY

For The Year Ended December 31, 2001

REVENUES	
Commissions	$ 1,529,847
Net trading gains	16,731
Interest and dividends	13,225
Total Revenues	1,559,803
EXPENSES	
Employee compensation and benefits	331,071
Brokerage and clearance fees	543,848
Occupancy and equipment expense	180,940
Interest expense	17,988
Communications	19,700
Other operating expenses	205,031
Total Expenses	1,298,578
NET INCOME	261,225
MEMBER'S EQUITY, Beginning of year	181,861
DISTRIBUTIONS TO MEMBERS	(59,000)
MEMBER'S EQUITY, End of year	$ 384,086

Hancock Securities Group, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For The Year Ended December 31, 2001

Subordinated borrowings at January 1, 2001	$ -
Issuance of subordinated notes	250,000
Subordinated borrowings at December 31, 2001	$ 250,000

See accompanying notes to financial statements

Hancock Securities Group, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 261,225
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	12,287
Changes in assets and liabilities:	
Cash and securities segregated under clearing organization regulations	(3,909)
Receivable from clearing organization	(56,347)
Prepaid expenses and other assets	(15,287)
Securities owned, net	(93,329)
Payable to broker-dealers and clearing organizations	(56,829)
Accounts payable and accrued expenses	(5,408)
Net Cash Provided by Operating Activities	42,403
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(7,814)
Net Cash Used in Investing Activities	(7,814)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from issuance of subordinated notes	250,000
Distributions to members	(59,000)
Net Cash Provided by Financing Activities	191,000
INCREASE IN CASH AND CASH EQUIVALENTS	225,589
CASH AND CASH EQUIVALENTS, Beginning of year	3,047
CASH AND CASH EQUIVALENTS, End of year	$ 228,636
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for interest	$ 13,885

See accompanying notes to financial statements

Hancock Securities Group, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hancock Securities Group, LLC, a Missouri Limited Liability Company (the Company), was formed as a limited liability company under the laws of the State of Missouri on November 9, 1999 and commenced operations on April 4, 2000. During 2001, the members of the Company exchanged their ownership interest in the Company for equal interests in Manchester Holdings, LLC such that the Company is now a wholly-owned subsidiary of Manchester Holdings, LLC. The latest date upon which the Company is to dissolve is December 31, 2029.

Nature of Operations

The Company primarily operates as an introducing broker-dealer clearing all transactions for customers on a fully-disclosed basis. These transactions are cleared through a clearing broker, Mesirow Financial, Inc. (Mesirow), as the Company does not hold securities at its location. In accordance with the clearing agreement, the Company is required to maintain a minimum deposit of $75,000 in cash and/or government securities with Mesirow. The Company is a member of the National Association of Securities Dealers (NASD) and is registered with the Securities and Exchange Commission (SEC).

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains all cash and cash equivalents with high credit quality financial institutions, however, the Company maintains certain account balances in excess of federally insured limits. Substantially all accounts receivable at December 31, 2001 were due from a clearing organization. Management does not believe significant credit risk exists at December 31, 2001.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided on the double declining balance method using the estimated useful life of five to seven years. Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease.

Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Gains and losses, both realized and unrealized, are included in net trading gains.

Income Taxes

No provision has been made for income taxes since the Company has elected to operate as a partnership for tax purposes and the income or loss of the Company is included in the income tax returns of the individual members.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Allocation of Profits or Losses

Profits or losses from operations are allocated based on each member's respective percentage of ownership. All profits or losses from a sale or other disposition of the assets of the Company will be allocated to the members in their respective ownership percentages as of the date of such sale or disposition.

B. SECURITIES OWNED

Marketable securities consist of the following at December 31, 2001:

Corporate equities	$ 76,043
Government obligations	101,292
Total	$ 177,335

All marketable securities are reported at fair market value. Government debt securities held by the Company at December 31, 2001 mature in September 2003.

Securities not readily marketable include equity investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

C. SUBORDINATED BORROWINGS

Amounts due under subordination agreements at December 31, 2001 consist of the following:

Subordinated notes, prime (4.75 % at December 31, 2001) plus 1 percent, due February 11, 2004	$ 250,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense for the subordinated debt amounted to $17,988 for the year ended December 31, 2001.

The above borrowings are payable to principals involved in the operations of the Company or other related parties.

D. RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

E. CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission. Under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital," as those terms are defined by the rules. At December 31, 2001, the Company's net capital was $555,454 while required net capital was $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1 at December 31, 2001.

F. LEASES

The Company leases office space under a long-term operating lease effective through September 30, 2003 with two three-year options to extend the lease through 2009.

The Company also leases certain office equipment from a related party affiliated through common ownership. This agreement was amended on May 1, 2001 and is effective through May 1, 2005.

Total rent expense, net of sublease income of $12,000, amounted to $144,436 for the year.

Future minimum lease payments under noncancelable operating leases with original terms greater than one year at December 31, 2001 are as follows:

December 31,	
2002	$ 142,768
2003	121,518
2004	57,768
2005	20,384
	$ 342,438

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Hancock Securities Group, LLC **Schedule 1**
(A wholly-owned subsidiary of Manchester Holdings, LLC)

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

December 31, 2001

Member's equity	$ 384,086
Add: Subordinated borrowings allowable in computation of net capital	250,000
Total capital and allowable subordinated borrowings	634,086
Less nonallowable assets:	
Prepaid expenses and other assets	15,287
Property and equipment, net	8,411
Other	26,000
	49,698
Net capital before haircuts on securities positions	584,388
Haircuts on securities pursuant to Rule 15c3-1	28,934
Net capital	555,454
Less net capital requirement	250,000
Net capital in excess of requirement	$ 305,454
Aggregate indebtedness:	
Payable to broker-dealers and clearing organizations	$ 12,304
Accounts payable and accrued expenses	11,749
Aggregate indebtedness	$ 24,053
Ratio of aggregate indebtedness to net capital	.04 to 1
Reconciliation with the Company's computation (Included in Part II of Form X-17A-5 as of December 31, 2001):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 556,674
Audit adjustments	(15,000)
Adjustment to haircut computation	13,780
Net capital	$ 555,454

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Member
Hancock Securities Group, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of Hancock Securities Group, LLC (the Company) for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by rule 17a-13 and (3) complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Anders Minkler & Diehl LLP

February 13, 2002


SEC MAIL
RECEIVED
PROCESSING
MAR 1 9 2002
WASH., D.C.
363
SECTION

HANCOCK SECURITIES GROUP, LLC

(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2001

AND

INDEPENDENT AUDITORS' REPORT